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Seven Point

Cannabis Business

380 Eastgate Drive
Danville, IL 61834
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $22,500 invested.
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THE PITCH
Seven Point is seeking investment to open our cannabis dispensary in Danville, Illinois.
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Our Story

After having lost her father to an aggressive form of lung cancer in 2013 and with his only relief being the cannabis oil that Amy Lee prepared for him, Lee contacted Brad Zerman, Seven Point Founder and CEO, to become involved in his forthcoming Oak Park, Illinois-based medical cannabis dispensary as the Director of Research and Education. Deeply understanding the multiple benefits of the cannabis plant, a passion to educate patients and the community with high-quality, evidence-based cannabis science, and the desire to provide customers with exceptional customer service is what inspired the most robust educational programming of any medical cannabis dispensary. We maintained the largest and most diverse menu of products and the fastest patient count growth rate within the first three months of operation. This competitive and unique edge is what separates Seven Point from its competition. The fusion of Zerman's astute entrepreneurial skills, history of successful launching of businesses and keen eye for detail, and Lee's personal connection with cannabis, her clinical social work and community engagement background, and curriculum development expertise, is essentially what earned the Seven Point team this opportunity to open an Adult-use Cannabis Dispensary in Danville, Illinois.

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THE OPPORTUNITY: SEVEN POINT - ILLINOIS-DANVILLE

An opportunity to invest in an independent, Social-Equity-owned cannabis company, located in Danville, Illinois - one half mile from the Indiana border.

We are seeking all types of investors and hoping the residents of our host city, Danville, Illinois and Vermilion County in addition to neighboring Indiana state residents will join our venture by investing and growing with us.
CEO has strong experience starting and operating multiple businesses, including an early round Illinois medical cannabis dispensary
CEO had previous successful exit in cannabis industry selling prior dispensary at highest price of any IL dispensary at the time in 2019
THE LOCATION: SEVEN POINT - DANVILLE PROPERTY

Brad Zerman acquired .88 acres of land right off Interstate 74 to build a structure to house the dispensary. Our property is the closest Adult-Use Cannabis dispensary to Indianapolis.

All necessary zoning approvals from the City of Danville for a dispensary have been received.
The property is located right next to several hotels/motels and will then be the closest dispensary to the state line of Indiana and to Indianapolis.
In the spring of 2023, a new Golden Nugget casino will open with a 41,500 sf gaming floor, 20,000 sf of restaurant space, including Saltgrass Steak House, and a 640 car parking lot.
INTENDED USE OF FUNDS

Seven Point requires additional funding to support the design plan & buildout, along with a number of other professional fees. Seven Point's designer

Nina Grondin, a Partner and co-founder of Curioso in Chicago, will focus on creating meaningful, smart physical space for the community to enjoy.

Professional Fees: Cannabis attorney and CPA to assist company with creating and finalizing its dispensary operations and financial plans and communicating this to the state regulators

Exterior Design: Curioso design firm (to add creative design style to architecture). Architect hired separately

Architect: Seven Point is working with a local area Architect to design the structure and create construction drawings for new construction building to house the dispensary

Murals: Seven Point has identified local Danville-area mural artists to collaborate with Seven Point team designing and creating murals on the dispensary property

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VALIDATION: SEVEN POINT - OAK PARK

Seven Point Oak Park was considered one of the most successful cannabis dispensaries in Illinois as indicated by patient count, robust educational programing, and the multiple articles in the media focused on physical design of the dispensary, customer experience, and Brad's entrepreneurial success

Seven Point's marketing strategies as well as participating in festivals, fairs, and other community events proved to be highly successful with Seven Point in Oak Park.

Seven Point Oak Park maintained the largest menu of products in the state, as stated by Illinois Dept of Financial and Professional Regulation

Seven Point in Oak Park was highly coveted by multi-state cannabis companies and was sold to MedMen in February 2019

SEVEN POINT MEDICAL CANNABIS DISPENSARY - PREVIOUSLY LOCATED OAK PARK, ILLINOIS

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PRESS

10 Questions With Brad Zerman of Seven Point

Seven Point's CEO talks about the challenges of operating a medical dispensary and the future of adult-use in Illinois.

Swanky, Modern Design Helps Seven Point Dispensary Stand Out

Seven Point's sleek design displays echoes of industrial chic. The dispensary's staff sets a high

Second wave of cannabis dispensary licenses includes Seven Point's

Aug. 2—DANVILLE — Seven Point of Illinois was the latest entity to receive a conditional adult-use cannabis dispensary license as part of the second wave of licenses issued in Illinois. Seven Point's Brad Zerman now owns the land at 388 Eastgate Drive to build Danville's second adult-use cannabis dispensary. He's trying to fast-track drawings and he'd still love to start construction in 2022. ...

Zoning commission OKs second Danville cannabis dispensary

DANVILLE — The Danville Area Planning and Zoning Commission recommended approving a special-use permit for a second cannabis dispensary in Danville.

Danville cannabis dispensary developer wins craft growers licenses

Jun. 7—DANVILLE — While Seven Point Growing of Illinois' Brad Zerman waits on a cannabis dispensary license from the state, he won two cannabis craft growers licenses. Zerman on Monday said he hopes to close on 388 Eastgate Drive this week, to build Danville's second adult-use cannabis dispensary. Zerman said he won two craft growers licenses, through Seven Point and also Harvard Grow LLC. He ...

Marijuana dispensary draws crowd at Oak Park health fair

The Community Health and Wellness Fair at Ridgeland Common April 19 featured Brad Zerman, who hopes to open a medical marijuana dispensary in Oak Park.

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THE TEAM

Brad Zerman

Founder & CEO

Brad Zerman founded Seven Point-Oak Park, one of the first 55 Illinois medical cannabis dispensary licensees, in 2014 where he was CEO for 5 years. The company was sold in 2019 to a publicly traded company. Mr. Zerman is also the founder of Seven Point of Massachusetts, Inc. and anticipates his first adult-use dispensary to open this year, with cultivation opening late 2023. Zerman was also recently awarded two Illinois Craft

Grower licenses, two Illinois Transportation licenses, and an adult-use dispensary license in Danville, IL, near a new casino at the Indiana state line.

Zerman is also currently a pre-qualified applicant by the state of MI and approved by the City of Berkley to operate a marijuana retailer located at 28557 Woodward Ave., Berkley, MI. Zerman has extensive experience successfully doing business in highly regulated industries. He was a Director of the Illinois Cannabis Industry Association and founding Director of the Medical Cannabis Alliance of Illinois (currently CannaBizIL). Zerman was recently elected to the Board of Directors of the Illinois Independent Craft Growers Association. He presents at local level planning meetings, such as the McHenry County Council of Governments, to offer his invaluable insight into zoning for cannabis dispensing organizations, security, operations, and community benefits of cannabis regulation.

Zerman is the founder and CEO of COVID Diagnostics, a drive up and park COVID testing facility, which operated for 17 months located in Northbrook, Illinois. Zerman was also founder and CEO of Qualtex Corporation (dba Sky Processing), which was based in Chicago, prior to its sale, with ATM locations throughout the US and Puerto Rico. Sky Processing was one of Puerto Rico's largest independent operators of ATMs and had dispensed over $5 billion in cash withdrawals since 2000. The ATM operations industry is considered "cash intensive" and requires strict adherence to numerous reporting guidelines, licensing, compliance, regulations, and oversight. For example, for 20 years, Sky Processing regularly submitted detailed reports to its sponsoring financial institutions and the Federal Financial Institutions Examination Council (FFIEC) regarding the 2200 individual ATM locations, including the source of funds and ownership of all cash held within the individual vaults of each ATM. These reports share similarities to the established reporting requirements of a cannabis dispensary in most regulated states. Zerman has 25 years of experience designing and implementing sophisticated security and risk mitigation practices. Zerman previously designed and manufactured secure outdoor-rated ATMS through his brand Qualtex. As an operator of more than 2200 ATMs, processing more than 6 million transactions per year, Zerman securely handled sensitive cardholder and customer data, including debit card numbers, credit applications, background checks, social security numbers and other personal data. Mr. Zerman has a proven and longstanding history of properly safeguarding customer data and other information. In addition, Zerman has extensive experience in the broader payment processing industry and oversaw all Sky Processing vendor relationships with transaction processors, vault cash providers, and national armored carriers. This background and his relationships within the armored carrier and payments industries and experience in the cannabis industry will be essential to running successful future cannabis operations. Given his extensive experience in the payments industry, Zerman will be a capable leader who can navigate many of the pending payment and banking issues facing the cannabis industry. Zerman was also the founder and CEO of Midwest Bancard Corporation, a regional independent sales and service organization providing credit card processing services to merchants located primarily in Illinois and Michigan. The company was sold in 2005 to a publicly traded company. Zerman and family live in Chicago with two daughters who are both attending universities.

Amy Lee
Founder & COO

Amy Lee, LCSW is an experienced contributor to the evolving world of cannabis. She spent years assisting hundreds of patients in a medical cannabis dispensary setting in Oak Park, providing medical cannabis education to the community, physicians, and other health care professionals. She has attended medical cannabis trainings including CannMed 2016 and 2017, and has completed professional medical cannabis certificate training programs including the University of Vermont Medical Cannabis Professional Certificate, Medical Cannabis Training Certificate through Healer, and The Medical Cannabis Training Institute. Amy has facilitated support groups and hosted a variety of educational events focused on utilizing cannabis therapeutically.

After receiving her Master's in Social Work, Amy worked as a bilingual School Social Worker for six years. She was then recruited by the IL-PBIS Network (now the Midwest PBIS Network), a statewide training and coaching organization, providing training and coaching to school principals, clinicians, teachers and other professionals in the application of social, emotional and behavioral sciences. Amy's social work background and her intensive medical cannabis studies, coupled with her daily interactions, provide her with invaluable knowledge, insight, and a unique perspective on effectively integrating cannabis into one's life. Additionally, Amy provided coaching and consultation to loved ones battling conditions that were alleviated through her support.

Beth Ann Berger Zerman
Director of Compliance and General Council

Ms. Berger Zerman will oversee regulatory compliance, risk management and government relations for the entity. Ms. Berger Zerman is also a Partner in the Chicago office of the law firm Lewis Brisbois Bisgaard & Smith LLP, a firm with more than 1300 lawyers and 47 offices coast to coast. She has been practicing law for more than 25 years.

Ms. Berger Zerman has more than 25 years of experience representing both public and private companies in a broad variety of industries. Ms. Berger Zerman serves as outside general counsel for a range of companies, including those in industries such as insurance, financial, media, importing and technology. Ms. Berger Zerman counsels her clients on insurance coverage and business matters, and negotiates on their behalf regarding transactions and legal relationships. Ms. Berger Zerman is also an experienced litigator with a string of successes nationwide. She represents her corporate and insurance clients in legal disputes including lawsuits, arbitrations and mediations.

Ms. Berger Zerman is a former Director of Litigation for a Chicago-based national property, casualty and specialty lines insurer. In that position she focused on regulatory concerns and oversight of litigation against health care industry professionals. During Law School, Ms. Berger Zerman was selected as a Judicial Extern for the Honorable Harry D. Leinenweber, United States District Court for the Northern District of Illinois.

Eric German
Founder, Co-Security Director

Founder and President of E.G. Security Services, Inc., a security guard company and a Disabled Veteran owned and minority owned business. Eric consults with Seven Point on the hiring and utilization of on-site security guards.

Communications Radio Operator for the Marine Corps Base Hawaii, Kaneohe Bay HI

Debra Moore German
Founder, Co-Security Director

Founder & CEO of Moore Security, Inc, a security guard company and a minority- and woman-owned business (MBE / WBE / DBE supplier). Debra consults with Seven Point on the hiring and utilization of on-site security guards.

Debra holds a Master of Management & Public Service from DePaul University

Shane Miller, PharmD
Founder, Director of Dispensing

Shane is currently a pharmacist at Blessing Health Services in Quincy, IL

Brings public awareness of the effects of CBD through education. Interests include researching cannabis, the molecular compounds the plant yields, and the effects of various concentrations and routes of administration. Shane consults with Seven Point on safe dispensing practices.

Presents to medical professionals and the public about the uses, benefits, and challenges regarding the medical use of CBD and cannabis.

Shane's strong advocacy of cannabis and its role in harm reduction is rooted in a life-changing event in which Shane's brother-in law became addicted to harsh drugs, ended up in prison, and lost custody of his child. Shane and his wife adopted the child, so he is well cared for, but Shane can't stop thinking about how different his brother-in-law's trajectory might have been had cannabis been legal at the time of his brother-in law's heavy drug addiction. Shane is confident that his brother-in law and child would not have suffered as much.

Vanessa Dotson
Founder, Hospitality Consultant

Vanessa has over 5 years experience in restaurant management and sales throughout the Chicagoland area. Vanessa is ready to consult with Seven Point on development of an on-premise cannabis consumption lounge Seven Point has been lobbying the City of Danville to approve.

Founding member of Stericycle's equity and inclusion group

Seven Point previously held cannabis education events in the restaurant in which Vanessa managed, Nandos Peri Peri, and was our liaison for coordinating the food and space at our education events

Vanessa earned an Associates Degree in Applied Sciences

Renee Lugo
Founder, Diversity & Inclusion Consultant

Renee is currently a Program Specialist with the American Bar Association in Chicago where she manages day to day organization and implementation of several projects, including planning and budgets. Renee consults with Seven Point on its current Social Equity and Diversity practices at every level, including ownership, management, staffing, and vendors.

Renee oversees the Diversity Initiatives such as the Men of Color Project and Embracing Diversity.

Ozzie Porter
Founder, Fire Suppression Consultant

Ozzie has been a Chicago Fire Fighter since 2004

Ozzie was a Wrestling Coach and Mentor with Beat the Streets in Chicago. The Beat the Streets Wrestling Program (BTS Chicago) has been dedicated to improving the lives of children and has helped hundreds of Chicago's youth for over 20 years to build character, discipline and self-esteem through their participation in the great sport of wrestling. Ozzie consults with Seven Point on fire prevention and suppression.

Nina Grondin
Director of Design

Nina Grondin is a Partner and co-founder of Curioso in Chicago, where she focuses on creating meaningful, smart projects that impact the way humans interact with physical space. She approaches each project from a business perspective but with a storyteller's eye, constantly looking to evoke an emotive human connection.

Nina's relationship with the restaurant and hospitality industry has been enduring and deep rooted. With a degree in business administration an economics Nina began her career in financial marketing, but her path quickly led her to hands-on operational experience, a third degree in design and early work experience focused on strategic design planning for a number of brands. This background gives Nina a unique appreciation and knowledge of the industry's day-to-day flow with a business-minded eye that views design as a creative opportunity for grassroots community building. Because community engagement is at the core of Nina's business principles, she is proud to be a member of the Metropolitan Pier and Exposition Authority (MPEA) Board of Directors. In this role, Nina leverages her experience to help bring trade shows, conventions and public events to Chicago as part of an ongoing effort to strengthen the state and city economies.

Luther Syas
Founder, Drug Education & Prevention Consultant

Luther is a Community Outreach Specialist for Prevention Partnership's Communication Campaign for Healthy Lifestyles. This organization provides drug and alcohol prevention education to the students in Chicago Public Schools

Currently the Director of Outreach Westside Heroin/Opioid Task Force

Luther will consult with Seven Point and assist in developing its drug prevention program and partnerships.

Edwin Reyes
Founder, Community Outreach Consultant

Edwin is a Native Chicagoan who has worked for the City of Chicago, The County of Cook, the State of Illinois and is a proud United States Air Force Veteran.

Edwin Reyes held the position of Chicago District Community Violence Prevention Officer, developed curriculum for Gang Avoidance Initiative Network (GAIN) and served as Instructor for this city-wide initiative.

Served as Lead Instructor for (GAIN) at several CPS high schools to reduce gang activity in the high schools and surrounding communities.

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THE SEVEN POINT TEAM: 2016 -2019

Seven Point - Oak Park Team Inside Prior Location's Dispensing Room

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SEVEN POINT - BUSINESS PLAN
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Q&A
How is it that you can show such a large profit first year?

We hope to be open the second half of 2023; The corporate chain operator, Cresco Labs operates a $34+MM across the street; Seven Point will be the closest dispensary to Indianapolis (closer to IN border). Golden Nugget casino opening 1/2 mile up the road Spring 2023 All Indiana traffic to Sunnyside dispensary and Golden Nugget casino will pass Seven Point

Why should I invest with Seven Point versus other cannabis companies?

CEO Illinois industry experience and longstanding industry relationships/connections - since 2014; Founded and operated one of Illinois' original medical dispensaries with well trained medical staff; CEO's currently affiliated companies were awarded two craft grower licenses, a transport license, in addition to this IL dispensary in one of the best locations in the state; Start up social equity company who cares about its host community and has committed to contributing 5% of its annual profits to local non-profit organizations and a local drug treatment center.

Why is Illinois a good state to invest in cannabis?

Illinois is one of the best states to invest in. With limited licensing in Illinois, there are fewer dispensaries and cultivators than in states without limits. The medical cannabis licensing process began in 2014 once the medical cannabis bill was signed into law. All of the current medical and adult-use dispensaries and cultivation centers in Illinois were licensed together in 2015. Everyone operating in the space currently was either licensed at that time or subsequently acquired a license and/or fully operating dispensary. Seven Point's CEO was also licensed in 2015 for its oak park, Illinois medical dispensary. Therefore there is a lot of opportunity to invest in the IL cannabis space at this time. Seven Point's CEO is well positioned to lead this company to profitability, given his depth of experience in cannabis and current high traffic Danville location.

How will I know about Seven Point's progress?

We will provide all Mainvest investors with regular updates regarding our progress and any interesting Seven Point news. Additionally, you may connect with us on FB, Instagram, LinkedIn and our website, where we will provide regular updates to our followers and investors.

How is it that you can show such a large profit first year?

We hope to be open the second half of 2023; The corporate chain operator, Cresco Labs operates a $34+MM across the street; Seven Point will be the closest dispensary to Indianapolis (closer to IN border). Golden Nugget casino opening 1/2 mile up the road Spring 2023 All Indiana traffic to Sunnyside dispensary and Golden Nugget casino will pass Seven Point

Why should I invest with Seven Point versus other cannabis companies?

CEO Illinois industry experience and longstanding industry relationships/connections - since 2014; Founded and operated one of Illinois' original medical dispensaries with well trained medical staff; CEO's currently affiliated companies were awarded two craft grower licenses, a transport license, in addition to this IL dispensary in one of the best locations in the state; Start up social equity company who cares about its host community and has committed to contributing 5% of its annual profits to local non-profit organizations and a local drug treatment center.

Why is Illinois a good state to invest in cannabis?

Illinois is one of the best states to invest in. With limited licensing in Illinois, there are fewer dispensaries and cultivators than in states without limits. The medical cannabis licensing process began in 2014 once the medical cannabis bill was signed into law. All of the current medical and adult-use dispensaries and cultivation centers in Illinois were licensed together in 2015. Everyone operating in the space currently was either licensed at that time or subsequently acquired a license and/or fully operating dispensary. Seven Point's CEO was also licensed in 2015 for its oak park, Illinois medical dispensary. Therefore there is a lot of opportunity to invest in the IL cannabis space at this time. Seven Point's CEO is well positioned to lead this company to profitability, given his depth of experience in cannabis and current high traffic Danville location.

How will I know about Seven Point's progress?

We will provide all Mainvest investors with regular updates regarding our progress and any interesting Seven Point news. Additionally, you may connect with us on FB, Instagram, LinkedIn and our website, where we will provide regular updates to our followers and investors.

How is it that you can show such a large profit first year?

We hope to be open the second half of 2023; The corporate chain operator, Cresco Labs operates a $34+MM across the street; Seven Point will be the closest dispensary to Indianapolis (closer to IN border). Golden Nugget casino opening 1/2 mile up the road Spring 2023 All Indiana traffic to Sunnyside dispensary and Golden Nugget casino will pass Seven Point

Why should I invest with Seven Point versus other cannabis companies?

CEO Illinois industry experience and longstanding industry relationships/connections - since 2014; Founded and operated one of Illinois' original medical dispensaries with well trained medical staff; CEO's currently affiliated companies were awarded two craft grower licenses, a transport license, in addition to this IL dispensary in one of the best locations in the state; Start up social equity company who cares about its host community and has committed to contributing 5% of its annual profits to local non-profit organizations and a local drug treatment center.

Why is Illinois a good state to invest in cannabis?

Illinois is one of the best states to invest in. With limited licensing in Illinois, there are fewer dispensaries and cultivators than in states without limits. The medical cannabis licensing process began in 2014 once the medical cannabis bill was signed into law. All of the current medical and adult-use dispensaries and cultivation centers in Illinois were licensed together in 2015. Everyone operating in the space currently was either licensed at that time or subsequently acquired a license and/or fully operating dispensary. Seven Point's CEO was also licensed in 2015 for its oak park, Illinois medical dispensary. Therefore there is a lot of opportunity to invest in the IL cannabis space at this time. Seven Point's CEO is well positioned to lead this company to profitability, given his depth of experience in cannabis and current high traffic Danville location.

How will I know about Seven Point's progress?

We will provide all Mainvest investors with regular updates regarding our progress and any interesting Seven Point news. Additionally, you may connect with us on FB, Instagram, LinkedIn and our website, where we will provide regular updates to our followers and investors.

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CONDITIONAL ADULT-USE DISPENSARY LICENSE- DANVILLE, ILLINOIS
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment - Security System $40,000
Fixtures - Product Displays $10,000
Fixtures - Product Shelving $10,000
Art Installation - Exterior Mural Art $9,937
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$6,359,063	$23,384,050	$29,925,000	$30,224,250	$30,526,493
Cost of Goods Sold	$3,811,387	$13,628,259	$17,269,610	$17,449,958	$17,632,262
Gross Profit	$2,547,676	$9,755,791	$12,655,390	$12,774,292	$12,894,231

EXPENSES

Total Operating Expenses	$1,130,660	$2,837,243	$2,898,564	$2,956,311	$3,015,421
Operating Profit	$1,417,016	$6,918,548	$9,756,826	$9,817,981	$9,878,810

This information is provided by Seven Point. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Seven Point Danville Projection.xlsx
SEVEN POINT OF ILLINOIS LLC PRESENTATION.pdf
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends December 2nd, 2022
Summary of Terms
Legal Business Name SEVEN POINT OF ILLINOIS LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $22,500 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 0.6%-1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2025
Financial Condition
No operating history

Seven Point was established in November 2018. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of August 30, 2022, Seven Point has debt of $304,326 outstanding and a cash balance of $824. This debt is sourced primarily from CEO Brad Zerman and will be senior to any investment raised on Mainvest. In addition to Seven Point's outstanding debt and the debt raised on Mainvest, Seven Point may require additional funds from alternate sources at a later date.

Historical milestones

Seven Point has no operations as of August 2022; however Seven Point has achieved the following milestones to-date:

Seven Point is the Social Equity Justice Involved Lottery winner for the Danville BLS Region;

Selected Site Location for new construction adult-use cannabis dispensary in Danville, Illinois (Seven Point's location is the closest adult-use dispensary to Indianapolis, Indiana; also Golden Nugget Casino opening .5 miles from Seven Point up the road with 640 car parking lot);

Received Danville City Council Special Permit to open an adult-use dispensary and to locate within 1500 feet of existing adult-use dispenary, "Sunnyside;"

Received new street address from USPS - 380 Eastgate Drive;

Seven Point submitted its Notice of Proper Zoning Form and other documentation (Exhibit B to the Conditional License Application) to the Illinois Dept. of Professional Regulation;

Seven Point affiliated companies, "Harvard Grow" and "Seven Point Growing of Illinois LLC," were each awarded IL Craft Grower licenses and enable those companies to grow cannabis and manufacture any and all cannabis infused products determined by the Company;

Seven Point affiliated company, Seven Point Growing of Illinois LLC was awarded a Transportation license, which will be used to transport wholesale cannabis products to IL dispensaries and other cannabis business licensees involved in collaboration with Seven Point;

Seven Point has already agreed with Cresco CEO to purchase wholesale cannabis products from Cresco and to work with Cresco to increase the overall cannabis market in Danville. Cresco is the largest cannabis company in the U.S. and their dispensary brand, "Sunnyside," is located across the street from Seven Point;

CEO Zerman provided a 45 minute informational presentation, with Q and A, to the Danville Mayor and City Council on cannabis consumption lounges at the April 5, 2022 City Council meeting. The matter has not yet been taken for a vote. Zerman will begin discussions with the City Planner/City Council again once the dispensary is operational.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors

RISK FACTORS

An Investment in Seven Point is speculative, involves a high degree of risk, and should only be made by persons who can afford a total loss of their

investment. Prospective investors should carefully consider, among other things, the following risk factors concerning the business of Seven Point

prior to making an investment decision. The risks described below are not the only ones that Seven Point faces. Additional risks not presently known to Seven Point or that Seven Point currently deem immaterial may also affect its business.

 The company is a start-up enterprise and is relying on being able to take advantage of the current investor interest in cannabis-related companies to raise capital sufficient to conduct its on-going operations until profitable.

Seven Point was recently formed and has no history of operating a business or generating revenues. The management team of Seven Point has experience running other businesses (including cannabis-related businesses), but there are no assurances that their experience or success with such other ventures will translate to similar results in this instance. As such, Seven Point may need to continue to raise capital to fund the operations of Seven Point until such time as it can generate net profits to fund operations. Should the current investor interest in cannabis companies change, there can be no assurances that Seven Point will be able to raise sufficient capital on favorable terms to continue to fund operations until Seven Point begins to generate net income. If Seven Point encounters difficulty in raising capital, it may have to expend significant money, and divert resources and time to such capital raising efforts, which may affect the ability of management to focus efforts on operational activities of Seven Point.

The companies will be operating in a sector facing an uncertain regulatory environment.

Investment in Seven Point is an investment in the cannabis industry and entails a certain amount of legal and regulatory uncertainty. Illinois approved the medical use of cannabis-based products in 2014 and recently approved the recreational use of cannabis-based products, commencing January 1, 2020. Despite these state approvals, marijuana remains a Schedule 1 drug, as classified by the US federal government under the Controlled Substances Act of 1970. This adds uncertainty to the investment due to the legal and regulatory treatment of the industry in which Seven Point operates. This is most notable in dealings with the banking/payments systems and leads to inefficiencies, increased security risks and additional expenses not faced by other industries. Given that the number of states which have approved the use of cannabis-based products, whether for medical or adult use, now stands at 37, it seems unlikely that the US federal government would take any dramatic actions against the industry, but that cannot be entirely ruled out. Additionally, it is unknown if the Dep. of Agriculture will ultimately allow Seven Point to grow in excess of its current canopy limit of 5,000 sf per license, totaling 10,000 sf of canopy.

The company must be able to establish the base for its operations, including obtaining any necessary zoning approvals to conduct its business. If Seven Point cannot establish facilities for its operations in a timely manner, the ability to operate a business and generate revenue could be adversely affected.

Seven Point is in its start-up phase. As such, the company will have to establish a base from which to conduct its operations . It will entail obtaining any required zoning and building permits to conduct a cannabis-based operation in the community where such operations will be located. While the management team of Seven Point has experience with such real estate and zoning matters from prior ventures, there are no assurances that they will have success in securing the necessary zoning and construction approvals in a timely fashion to conduct its operations. It is unknown at this time when Seven Point will be able to operationalize the retail store in Danville due to architectural drawings are in process currently for the new construction required.

Seven Point must depend upon third parties to support its operations, including developing a base of suppliers to acquire its inventory. If reliable relationships with third parties cannot be established, Seven Point's ability to generate revenue could be adversely affected.

Seven Point will maintain a retail operation whereby they will be able to sell a supply of Seven Point cannabis flower and pre-rolls to its retail location. The ability to establish additional reliable supplier relationships is critical to the operations of the company, and the profitability of Seven Point. While management has prior retail experience in the cannabis industry, there is no assurance that Seven Point will be able to sell all of its inventory at a reasonable price. If such efforts fail or the inventory is of poor quality, Seven Point's financial results could be adversely affected.

Seven Point will rely on its management team to implement its business.

Seven Point''s success is substantially dependent on its CEO, Brad Zerman, and other key personnel on the management team providing their services to the company. The loss of the services of Mr. Zerman or other management team members a result of

death, disability or for any other reason, could adversely affect Seven Point's ability to effectuate the business plan as presented.

 The proceeds from this offering may not be sufficient for Seven Point to fully fund the establishment of business of Seven Point.

Seven Point has broad discretion in applying the proceeds that it receives in this offering as it deems appropriate. Seven Point management have forecasted a need for a significant amount of capital to fund the establishment of the business Seven Point. In the event of a capital shortfall because of unforeseen costs and expenses, such shortfalls could have a negative impact on the ability of Seven Point to affect its business plans.

Seven Point is prepared to order multiple retro-fitted growing rooms inside of 40' shipping containers as soon as we raise the first $1,000,000 and as we begin construction on the first grow rooms.

The offered securities will be subject to restrictions on transfer.

The securities that are being offered will be subject to applicable US federal and state securities laws, and investors may not be able to resell unless such securities are subsequently registered pursuant to rules and regulations of US Federal and state securities law or unless an exemption from registration is available. There can be no assurance that a public market for such securities will develop or be sustained in the future. The lack of any public market for the securities will severely limit an investor's ability to liquidate his or her shares; therefore, investors should be prepared to hold the securities for an indefinite period.

Financial Model is for example purposes only.

The following financial model included in this presentation is for example purposes only and should not be used as a basis for deciding whether or not to make a financial investment in Seven Point. The financial model only should be used as a basis for prospective investors to create their own financial model for the proposed business venture.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Seven Point to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Seven Point operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Seven Point competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Seven Point's core business or the inability to compete successfully against the with other competitors could negatively affect Seven Point's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Seven Point's management or vote on and/or influence any managerial decisions regarding Seven Point. Furthermore, if the founders or other key personnel of Seven Point were to leave Seven Point or become unable to work, Seven Point (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Seven Point and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Seven Point is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Seven Point might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Seven Point is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Seven Point

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Seven Point's financial performance or ability to continue to operate. In the event Seven Point ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Seven Point nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Seven Point will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Seven Point is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Seven Point will carry some insurance, Seven Point may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Seven Point could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Seven Point's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Seven Point's management will coincide: you both want Seven Point to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Seven Point to act conservative to make sure they are best equipped to repay the Note obligations, while Seven Point might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Seven Point needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Seven Point or management), which is responsible for monitoring Seven Point's compliance with the law. Seven Point will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Seven Point is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Seven Point fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Seven Point, and the revenue of Seven Point can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Seven Point to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Seven Point. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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